Writer’s Direct Dial: +33.1.40.74.69.24 E-Mail: jbrinitzer@cgsh.com

                                                                  June 23, 2011

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker

Re:	ArcelorMittal File No. 333-146371 Form 20-F for the Fiscal Year Ended December 31, 2010

Dear Mr. Decker:

By letter dated May 31, 2011, the staff of the Securities and Exchange Commission (the “Staff”) sent ArcelorMittal (“ArcelorMittal” or the “Company”) comments on its above-referenced Annual Report on Form 20-F (“Form 20-F”).  This letter sets forth ArcelorMittal’s response to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of each of which we have incorporated into this response letter for convenience.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

The Company acknowledges the Staff’s comment and has provided the revisions in this response letter.

Securities and Exchange Commission, p. 2

Item. 5. Operating and Financial Review and Prospects

A. Operating Results, page 97

2.
Please revise your discussion of operating results to also address significant changes in cost of sales and selling, general and administrative expenses between the periods presented. For example, we note that your selling, general, and administrative expenses as a percentage of sales decreased significantly from 6% for the year ended December 31, 2009 to 4.3% for the year ended December 31, 2010. The specific reasons for this decrease are not apparent from your current discussion.

The Company acknowledges the Staff’s comment and will include the following disclosure in its discussion of operating income in future filings (inserted text in bold italics):

Under “A. Operating Results—Operating Income” (page 100)

ArcelorMittal’s operating income for the year ended December 31, 2010 was $3.6 billion, as compared with an operating loss of $1.5 billion for the year ended December 31, 2009. This rise in operating income resulted from the higher sales, steel shipments and selling prices as described above, and more generally reflected the gradual recovery of the global economy. Operating performance was stronger in the first half of 2010 than in the second half of the year, due mainly to a price-cost squeeze in the second half resulting from an overhang of high-cost raw material inventories from the first half of the year and a time lag in passing along increases in costs to customers. See “Item 5A—Overview—Key Factors Affecting Results of Operations”.  Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost.  Cost of sales for the year ended December 31, 2010 was $71.1 billion as compared to $58.8 billion for the year ended December 31, 2009. The increase was primarily due to higher prices of raw materials in 2010, in particular iron ore and coal, as a result of market recovery after the financial crisis, as well as higher volume of raw material purchases in line with higher steel sales. Selling, general and administrative expenses (SG&A) for the year ended December 31, 2010 were $3.3 billion as compared to $3.7 billion for the year ended December 31, 2009. This reduction resulted from implementation of the Company’s management gains plan primarily involving reduction of fixed costs.  SG&A represented 4.3% of sales for the year ended December 31, 2010 as compared to 6% for the year ended December 31, 2009 due to this decrease in the amount of expenses coupled with increased sales.

3.
We note your disclosure on page F-63 that you have offices in countries with a low corporate income tax rate, which reduce the consolidated effective tax rate to a level below 28.5%, the statutory tax rate in Luxembourg. To the extent that you derive a substantial amount of your profits in countries with low corporate income tax rates, please consider enhancing transparency to investors by revising your MD&A on page 102 to disclose the amount of pretax income and tax provision attributable to each of those countries.

The Company acknowledges the Staff’s comment and will include the following additional disclosure at the beginning of the “Income Tax” section of its year-on-year comparisons in the MD&A:

Securities and Exchange Commission, p. 3

“ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year.  ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits.”

B. Liquidity and Capital Resources, page 108

4.
On pages 50 through 53 you discuss key currency regulations and exchange controls. We also note your discussion on page 14 of the risks associated with being a holding company that depends on the earnings and cash flows of its operating subsidiaries. Considering these disclosures and the global nature of your operations, please revise your liquidity discussion to separately quantify any significant cash and cash equivalent balances that are held in foreign countries and discuss the extent to which there may be implications (such as additional tax liabilities) to repatriating these funds from one country to another country.

The Company acknowledges the Staff’s comment.  The Company is a holding company organized in Luxembourg with no business operations of its own. All of the Company’s significant operating subsidiaries are indirectly owned by the Company through intermediate holding companies, most of which are organized outside of Luxembourg.  The Company maintains a cash management system under which most of its cash and cash equivalents are centralized in a subsidiary located in France.  The Company does not, however, consider this structure to pose any risk per se, as France and Luxembourg share a common currency and there are no exchange controls or currency transfer restrictions in place between the two countries.

In addition, the Company holds, from time to time, relatively significant cash and cash equivalent balances at several of its operating subsidiaries outside of the Euro-zone, including those in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. The table below sets out the cash and cash equivalent balances held in these countries as of December 31, 2010.

Country	Amount
(in millions of dollars)
Algeria	34
Argentina	82
Brazil	81
China	32
Kazakhstan	87
Morocco	21
South Africa	530
Ukraine	87
Venezuela	35
Total	$989

As noted in the excerpt from page 108 of the Form 20-F set forth below, there are currently no significant restrictions (either in the form of additional tax liabilities or foreign exchange restrictions) on the Company’s ability to repatriate funds from one country to another.  However, because this situation could be subject to change—for example, depending on political and economic policy developments in the countries where it operates—the Company believes it is appropriate to include the forward-looking risk factor disclosure on page 14 regarding the risks of being dependent on earnings and cash flows from subsidiaries abroad.  If at any time significant tax costs or restrictions on foreign exchange were to materialize, the Company would then include additional specific disclosure regarding these costs or restrictions and their effects on the Company’s liquidity.  In the absence of such circumstances, however, and bearing in mind that the Company had $11.3 billion available to draw under its credit lines as of December 31, 2010, the Company respectfully submits that a separate quantification of average cash balances in each country would be of limited disclosure value.  To address the Staff’s comment, however, the Company proposes to add the following disclosure to future filings (inserted text in bold italics):

Securities and Exchange Commission, p. 4

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations.  Significant cash or cash equivalent balances may be outstanding from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity.  Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.

Note 24: Contingencies, page F-77

5.
You indicate that given the inherent uncertainties related to your litigation, arbitration and other legal proceedings you could, in the future incur judgments that could have a material adverse effect on the results of operations in any particular period. Please expand this assessment to address the potential effect on your liquidity and financial position.

The Company had specifically limited the referenced disclosure to results of operations based on its assessment as to the conceivable effect of an unprovisioned expense in relation to legal proceedings.  It had concluded that, while unlikely, it was conceivable that such an expense could have a significant effect on operating or net income in a given reporting period, particularly during a difficult operating environment where the denominator (operating or net income) might be relatively low.  Conversely, it had concluded that it was highly unlikely that such an expense could have a material adverse effect on its liquidity or financial condition, given the size of the respective denominators:  liquidity of $17.6 billion, total assets of $130.9 billion and total equity of $66.1 billion, in each case as of December 31, 2010.  The Company reconsidered its position in light of the Staff’s comment and hereby confirms it.

6.
We note your disclosure that in a limited number of ongoing cases, you are able to make a reasonable estimate of the expected loss or range of possible loss and you have accrued a provision for that loss but believe publication of this information would seriously prejudice your position. For matters where there is no mention of an accrual, it is often unclear if this is because you were unable to make a reasonable estimate of the expected financial effect that will result from the ultimate resolution of the matter or because you believe disclosure of the amount would be prejudicial. For example, on page F-81, you discuss a Brazilian tax matter where the potential assessment is $789 million; however, you have established only $31 million in total reserves for all tax claims. In addition, on page F-83 you discuss that the European Commission is investigating possible anti-competitive practices of three subsidiaries and two former subsidiaries. You disclose the total fine of €276 million, and indicate that the former subsidiaries paid their portions of the fine, i.e. €31.7 million and €36.7 million respectively, on January 5, 2011 and that you have established reserves of approximately €212 in the aggregate for completion/antitrust claims. Considering the number of matters you are involved with, we believe your disclosures would be enhanced by disclosing the following:

Securities and Exchange Commission, p. 5

•
More clearly indicate how the amounts accrued for each class of provision (environmental, asset retirement obligations, and litigation) disclosed in Note 24 agree back to the amounts presented in the rollforward in Note 20.

The Company acknowledges the Staff’s comment and will list out separately, in the contingencies note to its financial statements (Note 24 to its 2010 financial statements) included in its future filings, the total balances provisioned by category of item included in the table in Note 20.  See the proposed additions in this respect in Annex 1 hereto.  See also the Company’s response to the last bullet point below.

•
Identify the matters for which you have accrued a provision but have not disclosed the amount because you believe it would be prejudicial. In this regard, we note that IAS 37.92 indicates that in extremely rare cases disclosure of some or all of the information required by paragraphs 84-89 of IAS 37 can be expected to prejudice seriously the position of the entity in a dispute with other parties. Please supplementally identify each of these matters and comprehensively explain how you concluded that the information required by paragraphs 84-89 can be expected to prejudice seriously your position.

The Company respectfully submits that disclosure of the existence and amount of a provision for a specific dispute could prejudice its position in that dispute.  Such information would be useful to the opposing party in settlement negotiations and, potentially, in formulating its litigation tactics or strategy.  Specifically, knowledge of the existence of a provision could affect a litigation opponent’s cost-benefit calculations in relation to each step in the proceedings. Knowing that the Company considered a loss to be probable, the opponent could be more likely to continue to invest in pursuing the litigation.  Knowledge of the amount of the provision could effectively transform the provision into a floor in settlement negotiations. Accordingly, the Company does not propose to add disclosure as to the existence or amount of provisions with respect to individual items of litigation. It does propose, however, to provide more granular disclosure as to the aggregate amount of provisions for legal proceedings; see the response to the last bullet point below and in Annex 1 hereto a revised Note 24 to the Company’s financial statements to be included in future filings.

Securities and Exchange Commission, p. 6

•
For each matter in which you have not accrued a provision because you have been unable to make a reasonable estimate or risk of loss is not considered probable, that fact should also be clearly disclosed. Please provide us with a specific and comprehensive discussion for each matter for which you have been unable to make a reasonable estimate of loss and indicate what procedures are in place on an interim basis to attempt to determine such an estimate. Please refer to IAS 37.91-92.

The Company proposes to add disclosure in the introduction to the description of each class of claim (tax, competition/antitrust and other) that will (i) quantify the total amount of provisions recorded in respect of such class, (ii) specify that the provisions have been recorded in respect of matters as to which the risk of loss is deemed "probable" and (iii) refer to the following description as being of the material matters in respect of which provisions have been recorded or that are considered to be material contingent liabilities (i.e., those as to which the risk of loss is considered possible rather than probable).  See attached Annex 1.

The Company respectfully submits that disclosure with respect to a specific litigation as to whether risk of loss is (i) not considered to be probable or, if so, (ii) that the Company cannot reasonably estimate the amount of probable loss would be inherently prejudicial to the Company’s interests in litigation.  Such disclosure is clearly decipherable code for a well-informed reader (such as opposing counsel in litigation) that a litigation has not been provisioned, providing a road map by implication that a provision has been recorded for the litigation items in respect of which such disclosure is not included.

The Company supplementally advises the Staff that it has been able to make a reasonable estimate of loss with respect to the material, disclosed litigation items in respect of which it considers the risk of loss to be probable.

•
To the extent that it is possible an amount in excess of the provisions for your contingencies will result in an outflow that is other than remote and could be material to your financial position, results of operations, and/or cash flows, you should also provide the disclosures required by paragraph 86 of IAS 37. To the extent you are not able to estimate the reasonably possible loss in excess of amounts accrued, please provide us with a specific and comprehensive discussion as to why you cannot make such estimate and what procedures are in place on an interim basis to attempt to determine such an estimate.

The Company advises the Staff that there is no single litigation item in respect of which it considers, based on currently available information, there to be a reasonable possibility of loss to the Company that is materially in excess of the provision established for such litigation item.

•
Tell us how you considered IAS 37.87 in determining that litigation concerning tax claims, competition/anti-trust claims, and other matters (such as asbestos and shareholder lawsuits) should be aggregate into a single class of provision.

The Company acknowledges the Staff’s comment and proposes to adopt a more granular approach to disclosure of litigation provisions in the provisions "roll-forward" note to its financial statements (Note 20 to its 2010 financial statements) in future filings.  In particular, rather than presenting a single line item for "litigation" provisions, it will include separate line items for provisions related to (i) tax claims, (ii) competition/antitrust claims and (iii) other legal claims.

Securities and Exchange Commission, p. 7

The Company supplementally advises the Staff that in the process of reviewing Note 20 to its 2010 financial statements in light of the Staff's comment, it has determined that provisions with respect to one matter, in a substantial amount, included in the aggregate amount of "litigation" provisions, should instead be included in the "other" category -- the last line item of Note 20.  The Company proposes to include provisions in respect of such matter -- a commercial dispute that has not become the subject of actual litigation -- to the extent the dispute is not resolved, in the "other" category in the provisions “roll-forward” note to its financial statements included in future filings and to expand the related footnote disclosure.

7.
It is unclear from your disclosures on page F-86 regarding the minority shareholder claims if you believe this matter represents a present obligation that can be reliably estimated and for which an accrual has been made as of December 31, 2010 or if you believe this matter represents a contingent liability for which the risk of loss is either not probable or not reasonably estimable. Please revise your disclosures accordingly and to the extent applicable, provide the disclosures required by IAS 37.85-92 that you believe this matter represents a present obligation that can be reliably estimated.

The Company draws the Staff’s attention to the paragraph below the bullet points in the disclosure regarding these claims.  The Company respectfully submits that this disclosure indicates the Company’s view that the claims are unfounded and the risk of loss is remote, but proposes to make this explicit in future filings (see Annex 1).  The Company supplementally advises the Staff that it maintained the disclosure as to this matter in its 2010 20-F notwithstanding its “remoteness” assessment out of prudence because the disclosure had previously been made and the matter is relatively high-profile. The Company expects to shorten this disclosure in its future filings given the passage of time since the initial claims and the Company’s assessment of the risk of loss, so as not to give it disproportionate weight.

Note 25: Segment and Geographic Information, page F-86

8.
Please revise to provide the entity-wide disclosures regarding your revenues from external customers for each product and service. To the extent that this information is not available and the cost to develop it would be excessive, please revise to disclose that fact. Please refer to IFRS 8.32.

The Company acknowledges the Staff’s comment and will include in Note 25 to its financial statements included in future filings a table of its total revenues from external sales in the following format:

Securities and Exchange Commission, p. 8

Product/Service	2008	2009	2010
Flat products
Long products
Tubular products
Mining products
Others
Total

*                      *                      *                      *                      *

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924), to Simon Clark (+33-1-4074-6854) or Caroline McHale (+33-1-4074-6966).

Sincerely,

/s/ John D. Brinitzer
John D. Brinitzer

cc:	Simon Evans, Esq. (ArcelorMittal)

ANNEX 1

NOTE 24: CONTINGENCIES1

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 2.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2010, ArcelorMittal had established reserves of 730 for environmental remedial activities and liabilities (see note 20), including 300 in provisions relating to Europe, 213 in provisions relating to the United States, 185 in provisions relating to South Africa and 26 in provisions relating to Canada. ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue recording provisions in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 213 essentially at its ArcelorMittal USA subsidiary. They principally relate to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include 2 to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor East entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately 9 for RCRA Corrective Action, and 25 for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

1
Note for Staff:  The changes shown in this Annex 1 are solely in response to the Staff’s comments.  Additional revisions reflecting, among others, changes in the status of the matters presented herein will of course be included in the Company’s future filings.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. The Company executed a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 47 for anticipated remediation and post remediation activities at this site. The reserved amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expect this rate of spending and the target value to decrease once the operational improvement plans are in place. After the treatment trust is fully funded, ArcelorMittal can be reimbursed from the treatment trust fund for the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 28 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and submitted information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of EPA’s allegations relate to recent compliance performance and some relate to acts by former facility owners that occurred 15-25 years ago. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the U.S. Clean Air Act. Further discussions with EPA and affected state environmental agencies are planned with regard to EPA’s expressed concerns.

Europe

Provisions total 300 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (102), Belgium (83), Luxembourg (78), Poland (15), Czech Republic (12) and Spain (7). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds and certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 102, principally relating to the remediation of former sites, including several coke plants and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt and Hagondange sites and is related to treatment of soil and groundwater. Douchy’s basins will be covered and closed and major treatments will be carried out with respect to the Charleville, Mézières and Biache basins. The Besseges site, an old wiredrawing factory in south of France, also requires environmental remediation such as soil and groundwater treatment, remediation of waste equipment and demolition.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and dump rehabilitation at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 83, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the groundwater underneath the coking plant at the ArcelorMittal Gent site and cleaning of the soil at the Cockerill Sambre site. The provisions also concern the external recycling of waste that cannot be recycled internally on the ArcelorMittal Gent site and the removal and disposal of asbestos-containing material.

For Industeel Belgium, there are provisions concerning legal obligations linked to atmospheric emissions, waste water discharge and soil treatment.

Luxembourg

In Luxembourg, there is an environmental provision of 78, which relates to the post-closure monitoring and remediation of former landfill and mining sites.

ArcelorMittal Belval and Differdange has a provision to clean water ponds and historical dumps in order to meet the requirements of the Luxembourg Environment Administration.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites.

ArcelorMittal Luxembourg also has a provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumps in Monderçange, Dudelange, Differdange and Dommeldange. Soil and groundwater treatment needs to be performed in Terre-Rouge within the next two years, to eliminate the sludge and clean the soil to accommodate the expansion of the city of Esch-sur-Alzette.

Poland

ArcelorMittal Poland SA’s environmental provision of 15 is mainly related to the obligation to reclaim a landfill site and to dispose the residues which can not be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which can not be reused in the manufacturing process.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the dismantling and remediation of post-closure buildings at the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 7 due to its obligations relating to sealing landfills located in the Asturias site and post-closure care in accordance with national legislation.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 185 to be used over 20 years, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical or legacy waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

Approximately 55 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites. Remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed. The Vanderbijlpark Works site, the main flat carbon steel operation of the South Africa unit, has been in operation for more than 67 years, and thus contains a number of legacy facilities and areas requiring retirement and remediation. Approximately 65 of the obligation is allocated to this site. The ground and surface water allocation largely represent the cost of investigatory work. Consequently, the percentage allocation is expected to increase once the investigatory work is complete and final remediation actions are devised. Newcastle Works site is the main long carbon steel operation of the South Africa unit has been in operation for more than 31 years. Approximately 48 of the obligation is allocated to this site. As with all operating sites of the South African unit the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, such dovetailing is currently particularly prevalent with regards to water treatment. The remainder of the obligation of approximately 17 relates to the Vereeniging and Saldanha site.

Canada

In Canada, ArcelorMittal Dofasco has a 18 provision for the expected cost of remediating toxic sediment located in the company's East Boatslip site. Completion of the project is required for Hamilton Harbour to be de-listed as an "Area of Concern" on the Great Lakes. The company has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and the company expects the project to be completed by 2014.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2010, ArcelorMittal had established reserves for asset retirement obligations of 140 in provisions relating to Ukraine, 72 in provisions relating to Russia, 38 in provisions relating to Canada, 35 in provisions relating to South Africa, 22 in provisions relating to Europe, 17 in provisions relating to the United States and 11 relating to Brazil. The total balance of AROs outstanding as of December 31, 2010 was 342 (see note 20).

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Russia are related to the rehabilitation of two coal mines operating in the Kuzbass region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mine.

The AROs for utilization over 20 years in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relates to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Europe, AROs are essentially related to Hamburg site in Germany, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease.

The AROs in the United States principally relate to mine closure costs of Minorca iron ore mine and Princeton coal mines.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

~~Legal Claims~~

~~ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.~~

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2010, ArcelorMittal ~~has established reserves~~had recorded provisions in the aggregate of approximately ~~31 for those of the claims disclosed below as to which the criteria for provisioning were met~~[X] for tax claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the tax claims in respect of which (i) ArcelorMittal had recorded a provision as of December 31, 2010 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries (in the amount of 138) be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in a payment by ArcelorMittal Tubarão in an amount estimated by the Company at approximately 99. The case is in the first administrative level and the Company presented its defense in January 2011.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 63. ArcelorMittal Brasil is defending the case in the first administrative instance.

        In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. Taking into account interest and currency fluctuations, this amount totaled 789 at December 31, 2010. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million for social contributions on various payments of which the most significant relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year, in which it concluded that ArcelorMittal FCE Luxembourg had a permanent business establishment in Italy. As a result, the Italian tax authorities may issue assessments in respect of value-added tax (VAT), corporate income tax (CIT) and IRAP, which is a local tax, for the 2004 to 2010 fiscal years. On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million. The Company does not believe that it has a permanent establishment in Italy, and intends to defend itself fully in this matter.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 56, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at 8 (including interest). Both parties are appealing the decision.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately 57. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. ArcelorMittal Kryviy Rih intends to defend itself fully in this matter.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2010, ArcelorMittal ~~has established reserves~~had recorded provisions of approximately ~~212 in the aggregate for those of the claims disclosed below as to which the criteria for provisioning were met~~[X] for competition/antitrust claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of competition/antitrust claims in respect of which (i) ArcelorMittal had recorded a provision as of December 31, 2010 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits, including a putative class action on behalf of indirect purchasers, have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery stage. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.  ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of 70. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on them relating to any matters that occurred while these entities were owned by Arcelor.

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totalling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal Espana filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million to approximately €276 million. Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, the European Commission decided to suspend the implementation of the September 30 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.68 million and €36.7 million, respectively.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately 120 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 28 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines. In April 2010, the Municipal court cancelled the existing fines and sent the case back to the Ministry of Finance. In August 2010, the Ministry of Finance issued two decisions definitively ending both of the administrative proceedings that had been initiated against ArcelorMittal Ostrava.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the access to the documents application. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2010, ArcelorMittal ~~has established reserves~~had recorded provisions of approximately ~~325 in the aggregate for those of the claims disclosed below as to which the criteria for provisioning were met~~[X] for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims in respect of which (i) ArcelorMittal had recorded a provision as of December 31, 2010 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2010, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

ArcelorMittal USA LLC (“ArcelorMittal USA”) is a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA is seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs is seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposes. Under certain possible scenarios, the outcome of the arbitrations would be a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim is 66. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. The ArcelorMittal parties are disputing the jurisdiction of the Texas court.

Brazil

PBM, a broker partially controlled by ArcelorMittal Belgo, brought a civil action against Banco Sudameris SA (the “Bank”) in 1993 to recover monetary correction (a financial tool created to neutralize the effects of inflation from the value of assets) and capitalized compensatory interest on investments that were frozen during past economic plans of the Brazilian government. PBM has already recovered sizable amounts under similar claims from other banks. However, a further appeal in this case was pending, and because of a recent change in jurisprudence (some precedents have been excluded from the amount due to the value of the compensatory interest, an issue that is being raised in the appeal), if there had been a decision adverse to PBM, it could have led to an order for possible payments by PBM of legal fees to the outside counsel of the Bank (honorários de sucumbência), potentially in a substantial amount. The parties settled the case in October 2010 and the settlement was ratified by the Court in November 2010.

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The case is now entering the expert investigation stage. ArcelorMittal España intends to defend itself fully in this matter.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 50 and 22, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. After appeal, a final resolution of the Court dated September 6, 2010 stated that the amount to be paid by ArcelorMittal should be three hundred and forty dollars.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings have been served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of 50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and 70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA has, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties.

As noted in Item 4 (“Key Transactions and Events in 2010”), ICT acquired in May 2010 the right to prospect for iron ore in a 21.4% share in the Sishen mine and AMSA announced on August 10, 2010 that it had entered into an agreement to acquire ICT. The acquisition, which is subject to certain conditions, has not to date been completed. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to 52 due to their mis-management of SAFET’s business. ArcelorMittal and the other directors are vigorously defending the action. It is too early in the proceedings for ArcelorMittal to determine the amount of its liability, if any.  However, ArcelorMittal considers the allegations against it to be entirely unfounded.

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2010.

The number of claims outstanding for asbestos exposure at December 31, 2010 was 397 as compared to 402 at December 31, 2009. The range of amounts claimed for the year ended December 31, 2010 was €7,500 to €751,000 (approximately $10,000 to $1,006,264). The aggregate costs and settlements for the year ended December 31, 2010 were 2.3, of which 0.3 represents legal fees and 2.1 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2009 were approximately 0.5 and 3, respectively.

	in number of cases
	2009(1)	2010

Claims unresolved at beginning of period	431	402

Claims filed	103	75

Claims settled, dismissed or otherwise resolved	(132)	(80)

Claims unresolved at December 31,	402	397

(1)	After purchase of a new company, sale of a subsidiary and further verification.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

Several former minority shareholders of Arcelor or their representatives have brought legal proceedings relating to the exchange ratio in the second-step merger between ArcelorMittal and Arcelor. In proceedings that remain ongoing following the completion of the merger process that are summarized below, the claimants make the following principal allegations:

•
The exchange ratio in the second-step merger should have been the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s and Arcelor’s disclosure and public statements;

•
The exchange ratio applied in the second step merger was unfair to minority shareholders of Arcelor, particularly in light of developments between the June 2006 tender offer and the merger of Mittal Steel into Arcelor;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) was late, insufficient and misleading;

•	The two-step process was detrimental to interests of Arcelor minority shareholders; and

•	The second step merger did not comply with certain provisions of Luxembourg company law.

ArcelorMittal believes that the allegations made and claims brought by the minority shareholders regarding the exchange ratio applied in the second step merger and the merger process as a whole are without merit and risk of loss is therefore remote and that such exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio, and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands.

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling. A hearing on the merits took place on February 15, 2011.

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. The hearing took place on July 7, 2008. In its decision of August 26, 2009, the court rejected the appeal. The decision is final and no longer appealable.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court~~’~~’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. The claimants filed their conclusions on January 5, 2010. Judgment in the first instance is not expected before the end of 2011.